Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122567
NBOG BANCORPORATION, INC.
Prospectus Supplement
to Prospectus dated July 29, 2005

Appointment of Bryan Hendrix as Acting President

On September 1, 2005, the Company received a letter of resignation from Director, President & CEO, Albert (“Al”) F. Satterwhite. Mr. Satterwhite indicated that he was resigning from the Company to accept a position with another institution, headquartered in Atlanta, Georgia. The Board would like to thank Mr. Satterwhite for his service to the Company.

On September 15, 2005, Michael (“Mike”) C. Lynch resigned as Senior Lender and Acting President of the Company’s wholly-owned subsidiary, The National Bank of Gainesville.

On September 15, 2005, the Board of Directors appointed W. Bryan Hendrix as Acting President of The National Bank of Gainesville. Since October 2004, Mr. Hendrix has served as the Company’s Chief Financial Officer. For eight years prior to joining the Company (1996-2004), Mr. Hendrix served as First Vice President and Controller of Gainesville Bank & Trust in Gainesville, Georgia.

On October 20, 2005, the Company entered into a one year employment agreement with Mr. Hendrix to continue service as the Company’s Chief Financial Officer. Under the terms of the agreement, which may be renewed annually by the Board of Directors, Mr. Hendrix is entitled to an annual base salary of $130,000. Mr. Hendrix is also entitled to a payment of $130,000 if Mr. Hendrix’s employment is terminated or he resigns within 90 days following a change of control of the Company during the term of the employment agreement.

Consulting Arrangement with Allen Smith

On September 20, 2005, the Company entered into a consulting arrangement with Mr. R. Allen Smith, under which Mr. Smith is conducting a search for a new Chief Executive Officer and Senior Lender and is also providing general regulatory and banking advice to Mr. Hendrix and the Board. From December 2004 through April 2005, Mr. Smith served as a director of the Company. Prior to his service as a director, Mr. Smith served as Interim Chief Executive Officer, Interim Chief Financial Officer and as consultant to the Company.

In connection with the consulting arrangement, we have agreed to pay Mr. Smith $125 an hour for his consulting services. In addition, our Board of Directors has granted Mr. Smith a non-qualified option representing the right to purchase up to 100,000 shares of our common stock (the “Option”) at an exercise price of $5.00 per share. The Option shall have a maximum term of ten years and shall generally vest in equal one-third, annual increments commencing on September 20, 2005. As a result, one-third of the Option (representing 33,333 shares) is currently vested and exercisable, with the next third (33,333 shares) vesting on September 20, 2006 and the final third (33,334 shares) vesting on September 20, 2007.

This supplement should be read with the prospectus dated July 29, 2005. This supplement is qualified by reference to the prospectus except to the extent that the information in this supplement supersedes the information contained in the prospectus.

The shares of common stock offered are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is November 14, 2005.

Plan of Distribution

We previously entered into an agreement with SAMCO Capital Markets, a division of Penson Financial Services, Inc. (“SAMCO”), under which SAMCO agreed, subject to the terms and conditions set forth in the Agreement, to serve as a consultant to the Company and act as our sales agent on a “best efforts” basis. That agreement terminated pursuant to its terms on October 19, 2005, and the parties mutually agreed not to extend it. As a result of the termination of the Agreement, the Company will not pay a consulting fee to SAMCO in connection with any shares sold in the offering.

The offering will continue to be made to the public through the Company’s executive officers. No commissions or other sales compensation will be paid to any of the Company’s officers in connection with this offering.

Extension of Subscription Period

On August 18, 2005, our Board of Directors extended the subscription deadline through the earlier of November 30, 2005 or receipt of accepted subscriptions for the entire offering amount for both existing shareholders and new investors wishing to purchase shares in the offering. The Board intends to give preference to existing shareholders wishing to purchase additional shares.

Completion of Rights Offering

The rights offering portion of the offering expired on July 31, 2005. Shareholders exercised 40,344 subscription rights, all of which were accepted by the Company with total proceeds of $161,376. As a result, we are now offering a total of 1,452,957 shares of our common stock to our existing shareholders and new investors.

Quarterly Report for the Quarter Ended September 30, 2005

On November 14, 2005, we filed our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005 with the Securities and Exchange Commission. It is available online at www.sec.gov.